Exhibit 12.07

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	ended June 30,

	2010	2009

Total Interest Charges	$61,189	$51,113
Interest applicable to rentals	3,893	3,556

Total fixed charges, as defined	$65,082	$54,669

Earnings as defined:

Net Income	$98,091	$76,527
Add:
Provision for income taxes	42,562	29,334
Fixed charges as above	65,082	54,669

Total earnings, as defined	$205,735	$160,530

Ratio of earnings to fixed charges, as defined	3.16	2.94